Exhibit 99.1

Part C:

Condensed Consolidated Interim Financial Statements as of June 30, 2018 (Unaudited)

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Condensed Consolidated Interim Financial Statements as at June 30, 2018 (Unaudited)

Contents	Page

Review Report		2

Condensed Consolidated Interim Financial Statements as at June 30, 2018 (Unaudited)
Condensed Consolidated Interim Statements of Financial Position		4
Condensed Consolidated Interim Statements of Income		6
Condensed Consolidated Interim Statements of Comprehensive Income		6
Condensed Consolidated Interim Statements of Changes in Equity		6
Condensed Consolidated Interim Statements of Cash Flows		9
Notes to the Condensed Consolidated Interim Financial Statements
1	General	11
2	Basis of Preparation	11
3	Reporting Principles and Accounting Policy	12
4	Group Entities	16
5	Income Tax	17
6	Assessment of Impairment in the Cellular Communications Segment	17
7	Investment Property	18
8	Contingent Liabilities	18
9	Equity	19
10	Revenue	20
11	General and Operating Expenses	21
12	Other Operating Expenses (Income) Net	21
13	Financial Instruments	22
14	Segment Reporting	23
15	Additional Significant Events in the Reporting Period	29
16	Condensed Financial Statements of Pelephone, Bezeq International, and DBS Satellite Services (1998) Ltd.	30

Somekh Chaikin

KPMG Millennium Tower

17 Ha-Arbaa Street, PO Box 609

Tel Aviv 6100601, Israel

800068403

Review Report to the Shareholders of

“Bezeq” -The Israel Telecommunication Corporation Ltd.

Introduction

We have reviewed the accompanying financial information of “Bezeq” -The Israel Telecommunication Corporation Ltd. and its subsidiaries (hereinafter – “the Group”) comprising of the condensed consolidated interim statement of financial position as of June 30, 2018 and the related condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the six-month and three-month period then ended. The Board of Directors and Management are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 “Interim Financial Reporting”, and are also responsible for the preparation of financial information for this interim period in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review the condensed interim financial information of a certain consolidated subsidiary whose assets constitute 1 % of the total consolidated assets as of June 30, 2018, and whose revenues constitute 1% of the total consolidated revenues for the six-month and three-month periods then ended. The condensed interim financial information of that company was reviewed by other auditors whose review report thereon was furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial information of that company, is based solely on the said review report of the other auditors.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying financial information was not prepared, in all material respects, in accordance with IAS 34.

In addition to that mentioned in the previous paragraph, based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Emphasis of Matter

Without qualifying our abovementioned conclusion, we draw attention to Note 1.2 which refers to Notes 1.2.1 and 1.2.2 to the annual consolidated financial statements of 2017, regarding the Israel Securities Authority’s (ISA) investigation of the suspicion of committing offenses under the Securities’ Law and Penal Code, in respect to transactions related to the controlling shareholder, and the transfer of the investigation file to the District Attorney’s Office, and regarding the opening of a joint investigation by the Securities Authority and the Unit for Combating Economic Crime at Lahav 433. As stated in the above note, at this stage, the Company is unable to assess the effects of the investigations, their findings and their effect on the Company and its officers, on the evaluation of the internal controls of the Company, and on the financial statements and on the estimates used in the preparation of these financial statements, if any.

Without qualifying our abovementioned conclusion, we draw attention to lawsuits filed against the Group which cannot yet be assessed or the exposure in respect thereof cannot yet be estimated, as set forth in Note 8.

Somekh Chaikin

Certified Public Accountants (Isr.)

August 22, 2018

Somekh Chaikin, an Israeli partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

2

Condensed Consolidated Interim Financial Statements as at June 30, 2018 (Unaudited)

Condensed Consolidated Interim Statements of Financial Position

		June 30, 2018*	June 30, 2017	December 31, 2017
		(Unaudited)	(Unaudited)	(Audited)
	Note	NIS million	NIS million	NIS million
Assets

Cash and cash equivalents		923	1,854	2,181
Investments		1,676	19	289
Trade receivables		1,822	1,991	1,915
Other receivables		288	347	270
Inventory		96	105	125
Eurocom DBS Ltd., related party		25	56	43
Total current assets		4,830	4,372	4,823

Trade and other receivables		447	507	493
Broadcasting rights, net of rights exercised		467	456	454
Right-of-use assets	3.1	1,424	-	-
Fixed assets		6,811	6,868	6,798
Intangible assets		2,687	2,943	2,768
Deferred tax assets		1,035	1,015	1,019
Deferred expenses and non-current investments		530	457	494
Investment property	7	130	-	-
Total non-current assets		13,531	12,246	12,026

Total assets		18,361	16,618	16,849

3

Condensed Consolidated Interim Financial Statements as at June 30, 2018 (Unaudited)

Condensed Consolidated Interim Statements of Financial Position (Contd.)

		June 30, 2018*	June 30, 2017	December 31, 2017
		(Unaudited)	(Unaudited)	(Audited)
	Note	NIS million	NIS million	NIS million
Liabilities and equity

Debentures, loans and borrowings		1,796	958	1,632
Current maturities of liabilities for leases	3.1	417	-	-
Trade and other payables		1,583	1,608	1,699
Employee benefits		369	318	280
Provisions		110	79	94
Current tax liabilities		-	112	152
Total current liabilities		4,275	3,075	3,857

Loans and debentures		10,204	10,561	10,229
Liability for leases	3.1	1,034	-	-
Employee benefits		267	259	272
Derivatives and other liabilities		210	251	234
Liabilities for deferred taxes		74	99	73
Provisions		40	48	40
Total non-current liabilities		11,829	11,218	10,848

Total liabilities		16,104	14,293	14,705

Total equity		2,257	2,325	2,144

Total liabilities and equity		18,361	16,618	16,849

Shlomo Rodav	Stella Handler	Yali Rothenberg
Chairman of the Board of Directors	CEO	Bezeq Group CFO

Approval date of the financial statements: August 22, 2018

*	See Note 3.1 for information about early adoption of IFRS 16, Leases.

The attached notes are an integral part of the condensed consolidated interim financial statements

4

Condensed Consolidated Interim Financial Statements as at June 30, 2018 (Unaudited)

Condensed Consolidated Interim Statements of Income

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2018*	2017	2018*	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues (Note 10)	4,694	4,916	2,333	2,463	9,789
Costs of activity
General and operating expenses (Note 11)	1,679	1,932	838	973	3,891
Salaries	1,013	998	503	494	2,005
Depreciation and amortization	1,062	852	537	424	1,715
Other operating expenses (income), net (Note 12)	107	(5)	84	(1)	68
	3,861	3,777	1,962	1,890	7,679

Operating profit	833	1,139	371	573	2,110
Finance expenses (income)
Financing expenses	256	246	129	120	477
Financing income	(38)	(43)	(19)	(18)	(60)
Financing expenses, net	218	203	110	102	417

Profit after financing expenses, net	615	936	261	471	1,693
Share in losses of equity-accounted investees	(2)	(4)	(1)	(2)	(5)
Profit before income tax	613	932	260	469	1,688
Income tax	158	224	65	111	453
Profit for the period	455	708	195	358	1,235

Basic earnings per share (NIS)	0.16	0.26	0.07	0.13	0.45

Condensed Consolidated Interim Statements of Comprehensive Income

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2018*	2017	2018*	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Profit for the period	455	708	195	358	1,235
Items of other comprehensive income (loss) (net of tax)	26	(8)	5	(14)	(8)
Total comprehensive income for the period	481	700	200	344	1,227

*	See Note 3.1 for information about early adoption of IFRS 16, Leases.

The attached notes are an integral part of the condensed consolidated interim financial statements

5

Condensed Consolidated Interim Financial Statements as at June 30, 2018 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity

	Share capital	Share premium	Capital reserve for transactions between a corporation and a controlling shareholder	Other reserves	Deficit	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Attributable to shareholders of the Company

Six months ended June 30, 2018 (Unaudited)*
Balance as at January 1, 2018	3,878	384	390	(85)	(2,423)	2,144
Profit for the period	-	-	-	-	455	455
Other comprehensive income for the period, net of tax	-	-	-	26	-	26
Total comprehensive income for the period	-	-	-	26	455	481
Transactions with shareholders recognized directly in equity
Dividends to Company shareholders (see Note 9)	-	-	-	-	(368)	(368)
Balance as at June 30, 2018	3,878	384	390	(59)	(2,336)	2,257

Six months ended June 30, 2017 (Unaudited):
Balance as at January 1, 2017	3,878	384	390	(88)	(2,361)	2,203
Profit for the period	-	-	-	-	708	708
Other comprehensive loss for the period, net of tax	-	-	-	(8)	-	(8)
Total comprehensive income for the period	-	-	-	(8)	708	700
Transactions with shareholders recognized directly in equity
Dividend to Company shareholders	-	-	-	-	(578)	(578)
Balance as at June 30, 2017	3,878	384	390	(96)	(2,231)	2,325

6

Condensed Consolidated Interim Financial Statements as at June 30, 2018 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity (Contd.)

	Share capital	Share premium	Capital reserve for transactions between a corporation and a controlling shareholder	Other reserves	Deficit	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Attributable to shareholders of the Company

Three months ended June 30, 2018 (Unaudited)*
Balance as at April 1, 2018	3,878	384	390	(64)	(2,163)	2,425
Profit for the period	-	-	-	-	195	195
Other comprehensive income for the period, net of tax	-	-	-	5	-	5
Total comprehensive income for the period	-	-	-	5	195	200
Transactions with shareholders recognized directly in equity
Dividends to Company shareholders (see Note 9)	-	-	-	-	(368)	(368)
Balance as at June 30, 2018	3,878	384	390	(59)	(2,336)	2,257

Three months ended June 30, 2017 (Unaudited)
Balance as at April 1, 2017	3,878	384	390	(82)	(2,011)	2,559
Profit for the period	-	-	-	-	358	358
Other comprehensive loss for the period, net of tax	-	-	-	(14)	-	(14)
Total comprehensive income for the period	-	-	-	(14)	358	344
Transactions with shareholders recognized directly in equity
Dividend to Company shareholders	-	-	-	-	(578)	(578)
Balance as at June 30, 2017	3,878	384	390	(96)	(2,231)	2,325
Year ended December 31, 2017 (Audited)
Balance as at January 1, 2017	3,878	384	390	(88)	(2,361)	2,203
Profit in 2017	-	-	-	-	1,235	1,235
Other comprehensive income (loss) for the year, net of tax	-	-	-	3	(11)	(8)
Total comprehensive income for 2017	-	-	-	3	1,224	1,227
Transactions with shareholders recognized directly in equity
Dividend to Company shareholders	-	-	-	-	(1,286)	(1,286)
Balance as at December 31, 2017	3,878	384	390	(85)	(2,423)	2,144

* See Note 3.1 for information about early adoption of IFRS 16, Leases.

The attached notes are an integral part of the condensed consolidated interim financial statements.

7

Condensed Consolidated Interim Financial Statements as at June 30, 2018 (Unaudited)

Condensed Consolidated Interim Statements of Cash Flows

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2018*	2017	2018*	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the period	455	708	195	358	1,235
Adjustments:
Depreciation and amortization (Note 3.1)	1,062	852	537	424	1,715
Share in losses of equity-accounted investees	2	4	1	2	5
Financing expenses, net	224	227	113	117	426
Capital gain, net	(6)	(19)	(5)	(13)	(66)
Income tax expenses	158	224	65	111	453
Loss from impairment of goodwill	-	-	-	-	87

Change in trade and other receivables	134	16	60	23	193
Change in inventory	13	(12)	18	8	(35)
Change in trade and other payables	(110)	(39)	(152)	(15)	10
Change in provisions	15	(1)	7	(2)	15
Change in employee benefits	84	3	77	9	(33)
Change in other liabilities	(16)	(34)	(17)	(25)	(34)
Net income tax paid	(300)	(228)	(93)	(122)	(446)
Net cash from operating activities	1,715	1,701	806	875	3,525

Cash flow used for investing activities
Purchase of fixed assets	(581)	(580)	(308)	(303)	(1,131)
Investment in intangible assets and deferred expenses	(206)	(206)	(111)	(103)	(399)
Payment of permit fees for the Sakia complex (Note 7)	(112)	-	(112)	-	-
Investment in deposits with banks and others	(1,934)	-	(764)	-	(276)
Proceeds from bank deposits and others	563	558	488	554	564
Proceeds from the sale of fixed assets	31	28	23	18	98
Payment of betterment tax for the sale of the Sakia complex (Note 7)	(80)	-	(80)	-	-
Miscellaneous	8	1	4	8	(4)
Net cash from (used in) investment activities	(2,311)	(199)	(860)	174	(1,148)

8

Condensed Consolidated Interim Financial Statements as at June 30, 2018 (Unaudited)

Condensed Consolidated Interim Statements of Cash Flows (Contd.)

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2018*	2017	2018*	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flow from financing activities
Issue of debentures and receipt of loans	320	1,418	-	1,418	2,517
Repayment of debentures and loans	(182)	(869)	(182)	(645)	(1,587)
Payments of principal and interest for leases (Note 3.1)	(221)	-	(96)	-	-
Dividend paid (Note 9)	(368)	(578)	(368)	(578)	(1,286)
Interest paid	(204)	(199)	(199)	(177)	(415)
Payment to Eurocom DBS for acquisition of shares and DBS loan	-	(61)	-	-	(61)
Miscellaneous	(7)	(7)	(4)	(5)	(12)
Net cash from (used in) financing activities	(662)	(296)	(849)	13	(844)
Increase (decrease) in cash and cash equivalents, net	(1,258)	1,206	(903)	1,062	1,533
Cash and cash equivalents at beginning of period	2,181	648	1,826	792	648
Cash and cash equivalents at end of period	923	1,854	923	1,854	2,181

* See Note 3.1 for information about early adoption of IFRS 16, Leases.

The attached notes are an integral part of the condensed consolidated interim financial statements.

9

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2018 (Unaudited)

1.	General

1.1	Reporting Entity

Bezeq – The Israel Telecommunication Corporation Limited (“the Company”) is a company registered in Israel whose shares are traded on the Tel Aviv Stock Exchange. The consolidated financial statements of the Company as at June 30, 2018 include those of the Company and its subsidiaries (together referred to as "the Group”). The Group is a principal provider of communication services in Israel (see also Note 14 – Segment Reporting).

1.2	Investigation of the Israel Securities Authority and the Police Force

For information about the investigation of the Israel Securities Authority and the Police Force, see Note 1.2.1 and 1.2.2 to the 2017 Annual Financial Statements.

The Company does not have full information about the investigations, their content, the materials and the evidence in the possession of the legal authorities. In addition, in view of the provisions of Israeli law and the concern of obstructing investigation proceedings, at this stage, the Company is prevented from and avoided the review of all the matters that were raised in the investigations, and this restricts all matters relating to audits and assessments in this matter.

Accordingly, the Company is unable to assess the effects of the investigations, their findings and their results on the Company and its officers, on the internal control in the Company, and on the financial statements, and on the estimates used in the preparation of these financial statements, if any.

Following the special circumstances as described above and the restrictions that were specified, the Company performed compensatory actions, reviews and tests and procedures in order to ensure that the financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) and the Israel Securities Regulations (Periodic and Immediate Reports), 1970. In this respect, the Company, carried out the following actions, among others:

A.	A special review of the adequacy of the control processes in the Company by outside consultants, led by the Company’s Internal Auditor and under the supervision of a special, independent committee from among the Company’s Board members.

B.	Retaining the services of professional accounting support to assist the process of preparing the financial statements of DBS for 2017.

C.	The addition of supplementary procedures on specific subjects in order to enhance the internal control over financial reporting and over disclosure on those subjects.

D.	Changes in the composition of the Group’s senior officers

2.	Basis of Preparation

2.1	The condensed consolidated interim financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting, and Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

2.2	The condensed consolidated interim financial statements do not contain all the information required in full annual financial statements, and should be reviewed in the context of the annual financial statements of the Company and its subsidiaries as of December 31, 2017 and the year then ended, and their accompanying notes (“the Annual Financial Statements”). The notes to the interim financial statements include only the material changes that have occurred from the date of the most recent Annual Financial Statements until the date of these consolidated interim financial statements.

2.3	The condensed consolidated interim financial statements were approved by the Board of Directors on August 22, 2018.

10

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2018 (Unaudited)

2.4	Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments and use estimates, assessments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The judgments made by management when applying the Group’s accounting policy and the principal assumptions underlying assessments that involve uncertainty, are consistent with those used in the Annual Financial Statements, other than as set out below and in Note 3 regarding early application of IFRS 16.

Subject	Principal assumptions	Possible effects
Determining the lease term	When determining the term of the lease, the Group takes into consideration the period in which the lease cannot be canceled, including options to extend that will probably be exercised and/or options to cancel that will probably not be exercised.	An increase or decrease in the initial measurement of a right-of-use asset and a lease liability and in depreciation and financing expenses in subsequent periods.
Discount rate for a lease liability	The Group discounts the lease payments at the incremental borrowing rate (the borrowing rate that the Group would be required to pay to borrow the amounts required to obtain an asset at a similar value to the right-of-use asset in a similar economic environment, in a similar period and with similar collateral)	An increase or decrease in the lease liability, right-of-use asset, capital, and amortization and financing expenses to be recognized

3.	Reporting Principles and Accounting Policy

The Group's accounting policy applied in these condensed consolidated interim financial statements is consistent with the policy applied in the Annual Financial Statements, except as described in this section below.

3.1	Initial application of IFRS 16, Leases

3.1.1	Further to Note 3.17.2 to the Annual Financial Statements as at December 31, 2017 and for the year then ended, as from January 1, 2018 ("the Initial Application Date"), the Group early adopts IFRS 16, Leases (“IFRS 16” or "the Standard").

The main effect of early adoption of IFRS 16 is reflected in annulment of the existing requirement from lessees to classify leases as operating (off-balance sheet) or finance leases and the presentation of a unified model for the accounting treatment of all leases like the accounting treatment of finance leases in the previous accounting standard on leases, IAS 17. Accordingly, until the date of initial application, the Group classified most of the leases in which it is the lessee as operating leases, since it did not substantially bear all the risks and rewards from the assets.

In accordance with IFRS 16, for agreements in which the Group is the lessee, the Group applies a unified accounting model, by which it recognizes a right-of-use asset and a lease liability at the inception of the lease contract for all the leases in which the Group has a right to control identified assets for a specified period of time. Accordingly, the Group recognizes depreciation and amortization expenses in respect of a right-of-use asset, examines the right-of-use asset for impairment in accordance with IAS 36, Impairment of Assets, and recognizes financing expenses on the lease liability. Therefore, as from the date of initial application, lease expenses relating to assets leased under an operating lease, which were presented as part of general and administrative expenses in the income statement, are recognized as assets that are depreciated in the depreciation and amortization expense items.

11

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2018 (Unaudited)

The Group applied IFRS 16 using the cumulative effect approach without a restatement of comparative information.

In respect of all the leases, the Group has elected to apply the transitional provision of recognizing a lease liability at the initial application date according to the present value of the future lease payments discounted at the incremental interest rate of the lessee at that date and concurrently recognizing a right-of-use asset at the same amount of the liability, adjusted for any prepaid or accrued lease payments that were recognized as an asset or liability before the date of initial application. Therefore, application of IFRS 16 did not have an effect on the balance of the Group’s equity and retained earnings at the date of initial application.

Upon initial application, the Group also elected to apply the following expedients, as permitted by the Standard:

A.	Relying on a previous assessment of whether an arrangement is a lease or contains a lease at the application date of the Standard. Accordingly, the agreements that were previously classified as operating leases are accounted for in accordance with the new standard, and the agreements that were previously classified as service contracts continue to be accounted for as such without change.

B.	Applying a single discount rate to a portfolio of leases with similar characteristics

C.	Not separating non-lease components from the lease components and accounting for all the components as a single lease component

D.	Relying on a previous assessment of whether a contract is onerous in accordance with IAS 37 at the transition date, as an alternative to assessing the impairment of right-of-use assets

E.	Excluding initial direct costs from the measurement of the right-of-use asset at the date of initial application

F.	Using hindsight in determining the lease period if the contract includes options to extend or cancel the lease

3.1.2	Presented below are the principal accounting policies for leases in which the Group is the lessee, which were applied as from January 1, 2018 following the application of IFRS 16:

(1)	Determining whether an arrangement contains a lease

At the inception of the arrangement, the Group determines whether the arrangement is or contains a lease, and examines whether the arrangement transfers the right to control the use of an identifiable asset for a period of time in return for payment. When assessing whether the arrangement transfers control over the use of an identifiable asset, the Group estimates, over the lease term, whether it has both rights set out below:

(a)	The right to essentially obtain all the economic rewards associated with the use of the identifiable asset

(b)	The right to direct the use of the identifiable asset

For lease contracts that include non-lease components, such as services or maintenance, which are related to a lease component, the Group elected to account for the contract as a single lease component without separating the components.

12

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2018 (Unaudited)

(2)	Leased assets and lease liability

Contracts that award the Group the right to control the use of an identifiable asset over a period of time for a consideration are accounted for as leases. At initial recognition, the Group recognizes a liability at the present value of the future minimum lease payments (these payments do not include variable lease payments that are not linked to the CPI, or to any change in the rate of interest, or any change in the exchange rate), and concurrently, the Group recognizes a right-of-use asset at the amount of the liability, adjusted for lease payments paid in advance or accrued, plus direct costs incurred in the lease.

Since the interest rate implicit in the lease is not readily determinable, the incremental borrowing rate of the Group is used (the borrowing rate that the Group would be required to pay to borrow the amounts required to obtain an asset at a similar value to the right-of-use asset in a similar economic environment, in a similar period and with similar collateral).

Subsequent to initial recognition, the asset is accounted for using the cost model and it is amortized over the lease term or the useful life of the asset (whichever is earlier).

(3)	The lease term

The lease term is the non-cancellable period of the lease plus periods covered by an extension or termination option if it is reasonably certain that the Group will exercise or not exercise the option.

(4)	Depreciation of a right-of-use asset

After lease commencement, a right-of-use asset is measured on a cost basis less accumulated depreciation and accumulated impairment losses and is adjusted for re-measurements of the lease liability. Depreciation is calculated on a straight-line basis over the useful life or contractual lease period, whichever earlier, as follows:

Type of asset	Weighted average of depreciation period as at January 1, 2018
Cellular communications sites	6.5
Buildings	7
Vehicles	2

3.1.3	At the date of initial application of IFRS 16, the Group recognized right-of-use assets and lease liabilities in the amount of NIS 1.5 billion.

In measurement of the lease liabilities, the Group discounted lease payments using the nominal incremental borrowing rate at January 1, 2018. The discount rates used to measure lease liabilities range between 1.3% and 3.6% (weighted average of 1.5%).

Discounted interest rates were calculated on the basis of the market value of the marketable debentures issued by the Company. To determine the discount interest for each period, the risk-free curve was adjusted according to the risk incorporated in the debentures issued by the Company. The range of interest is affected by differences in the lease term.

The difference between the Group’s agreements for the minimum contractual lease payments in the amount of NIS 1,020 million, as reported in Note 18.1 to the Annual Financial Statements, and the lease liabilities recognized at the initial application date of IFRS 16, amounting to NIS 1.5 billion, is mainly due to the options for extending the lease, which will most likely be exercised, which were not included in the reporting in Note 18.1 to the Annual Financial Statements.

3.1.4	The tables below summarize the effects on the condensed consolidated interim statement of financial position as at June 30, 2018 and on the condensed consolidated interim statements of income and cash flows for the six and three months then ended, assuming that the Group's previous policy regarding leases continued during these periods.

13

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2018 (Unaudited)

Effect on the condensed consolidated interim statement of financial position as at June 30, 2018

	In accordance with the previous policy	Change	In accordance with IFRS 16
	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million
Other receivables	345	(57)	288
Right-of-use assets	-	1,424	1,424
Trade and other payables	1,666	(83)	1,583
Current maturities of liabilities for leases	-	417	417
Long-term lease liabilities	-	1,034	1,034
Equity	2,258	(1)	2,257

Effect on the consolidated interim statement of income for the six months ended June 30, 2018:

	In accordance with the previous policy	Change	In accordance with IFRS 16
	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million
General and operating expenses	1,883	(204)	1,679
Depreciation and amortization expenses	867	195	1,062
Operating profit	824	9	833
Financing expenses	208	10	218
Profit after financing expenses	616	(1)	615
Profit for the period	456	(1)	455

Effect on the consolidated interim statement of income for the three months ended June 30, 2018:

	In accordance with the previous policy	Change	In accordance with IFRS 16
	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million
General and operating expenses	940	(102)	838
Depreciation and amortization expenses	439	98	537
Operating profit	367	4	371
Financing expenses	105	5	110
Profit after financing expenses	262	(1)	261
Profit for the period	196	(1)	195

Effect on the consolidated interim statement of cash flow for the six months ended June 30, 2018:

	In accordance with the previous policy	Change	In accordance with IFRS 16
	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million
Net cash from operating activities	1,508	207	1,715
Net cash used in investing activities	(2,325)	14	(2,311)
Net cash from financing activities	(441)	(221)	(662)

14

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2018 (Unaudited)

Effect on the consolidated interim statement of cash flow for the three months ended June 30, 2018:

	In accordance with the previous policy	Change	In accordance with IFRS 16
	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million
Net cash from operating activities	717	89	806
Net cash used in investing activities	(867)	7	(860)
Net cash from financing activities	(753)	(96)	(849)

3.2	Initial application of IFRS 9, Financial Instruments (2014)

As from January 1, 2018, the Group applies IFRS 9, Financial Instruments, which replaces IAS 39, Financial Instruments: Recognition and Measurement. The new Standard includes revised guidance on the classification and measurement of financial instruments, a new ‘expected credit loss’ model for calculating impairment for most financial assets, and new guidance and requirements with respect to hedge accounting Initial application of the Standard did not have a material quantitative effect on the Group's financial statements.

4.	Group Entities

4.1	A detailed description of the Group entities appears in Note 12 to the Annual Financial Statements. Below is a description of the material changes that occurred in connection with the Group entities since publication of the Annual Financial Statements.

4.2	DBS Satellite Services (1998) Ltd. ("DBS")

4.2.1	Further to Note 12.2.1 to the Annual Financial Statements regarding the Company’s advance payments on account of the second contingent consideration for acquisition of the shares and loans of DBS, on April 22, 2018, a liquidation order was issued for Eurocom Communications Ltd. which came into effect on May 3, 2018, and a liquidation order was issued for Eurocom DBS Ltd. Due to the above, the Company adjusted the fair value of the amount expected to be returned to it from the surplus of advance payments that it paid, to NIS 25 million. As a result, the Company recognized financing expenses in the amount of NIS 18 million in the statement of income for the first quarter of 2018.

4.2.2	Further to Note 18.2 to the Annual Financial Statements regarding the amendment to the agreement between DBS and Space Communications Ltd. (“Spacecom”) in 2018, on March 29, 2018, the amendment was signed. In April 2018, the satellite segment leased by DBS was replaced following the amendment to the 2017 agreement.

4.2.3	In April 2018, Spacecom announced that it had received a letter from a government entity, according to which "government entities intend to operate a satellite at the Israel Aerospace Industries at point 4.00 W in accordance with their requirements." Spacecom further stated that it is unable to estimate the feasibility and likelihood of operating such a satellite. In July 2018, Spacecom announced that it is continuing to assess several alternatives for the construction of Amos 8, including possible cooperation with the Government of Israel.

4.2.4	In April 2018, the manufacturer of the HD Zapper and 4K PVR K decoders that DBS acquires announced that it intends to discontinue the manufacture of the decoders in November 2018. In July 2018, DBS signed two agreements with other suppliers for the manufacture and supply of decoders by an alternative manufacturer.

4.2.5	In May 2018, Cisco informed DBS that it had sold its multi-channel television services to a third party. And according to Cisco publications, this transaction has been signed and not yet completed. DBS is assessing the significance of this notice, taking into account its agreements with Cisco and its relevant operations.

4.2.6	On July 5, 2018, the shareholders' loan to DBS (including accrued interest), the balance of which amounted to NIS 97 million on that date, was converted to capital which was recorded in the financial statements of DBS as a premium on shares, and an additional investment was made in the capital of DBS against a premium in the amount of NIS 100 million.

4.2.7	Following the conversion of the shareholders loans and investment in the capital in 2016 and the conversion of the Company’s share in the debentures of DBS to capital in the period, the equity of DBS as at June 30, 2018 and December 31, 2017 amounted to NIS 761 million and NIS 348 million, respectively. As at June 30, 2018, the working capital deficit of DBS amounts to NIS 393 million. The management of DBS believes that the financial resources at its disposal, which include the deficit in working capital, conversion of loans to capital and investment in equity by the Company, will be sufficient for the operations of DBS for the coming year.

15

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2018 (Unaudited)

5.	Income tax

As at June 30, 2018, the Company's assets include a deferred tax asset of NIS 1,166 million for the carry-forward losses of DBS. Recognition of this asset is based on the forecast for its utilization in the future in accordance with the approval of the Tax Authority, as described in Note 7.6.1 to the financial statements as at December 31, 2017, which will take place after the Ministry of Communications approves the cancellation of the structural separation at Bezeq.

The Company also presented the Authorities with other alternatives, which require their approval, and if they are approved, they will allow the utilization of the tax asset.

The assumption of the utilization of the tax asset in the merger as part of the cancellation of the structural separation in Bezeq, as aforesaid, or in one of the other alternatives, is based on the Company's assessment that it is more likely than not that the approvals will be obtained for one of the alternatives that will allow the utilization of the tax asset.

6.	Assessment of impairment in the cellular communications segment

In view of the intensifying competition in the cellular market, Pelephone updated its forecasts for the coming years. As a result, the Company estimated the recoverable amount of the cash-generating cellular communications unit as at June 30, 2018.

The value in use of the cellular communications cash-generating unit for Bezeq Group was calculated by discounting future cash flows (DCF) based on a four and a half year cash flow forecast as of the end of the current period with the addition of the salvage value. The cash flow forecast is based, among other things, on Pelephone's performance in recent years and assessments regarding the expected trends in the cellular market (the number of players, level of competition, price level, and regulation aspects). The main assumption underlying the forecast is that competition in the market will continue with high intensity in the short term and that market convergence and price increases will occur in the medium to long term. The revenue forecast is based on assumptions regarding the number of Pelephone subscribers, the average revenue per user, and the volume of sales of terminal equipment, and the operating, selling, marketing and investment expenses were adjusted to the volume of Pelephone's activity.

The nominal capital used was 9.97% (after tax). In addition, it was assumed that the permanent growth of Pelephone will be 2.5%.

The valuation was made by an independent appraiser. Based on this valuation, the Group was not required to record amortization for impairment of a cellular communication cash-generating unit.

16

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2018 (Unaudited)

7.	Investment property

Further to Note 18.8 to the Annual Financial Statements regarding the Company's agreement for the sale of a real estate asset in the Sakia complex, as at the date of the financial statements, the buyer deposited NIS 183.3 million with a trustee on account of the consideration for the transaction.

On May 21, 2018, a demand was received from the Israel Land Authority ("ILA") for payment of a permit fee in the amount of NIS 148 million (linked to the CPI). In June 2018, the Company paid an amount of NIS 112 million on account of the demand and in July 2018, the Company deposited a bank guarantee in the amount of NIS 44 million for the balance of the demand plus VAT.

In addition, on August 5, 2018, the Company received a demand for payment from the local planning and building committee in Or Yehuda, for betterment tax in the amount of NIS 143.5 million for disposal of the property by way of a sale.

The Company filed an objection to the demand for the permit fees and it is reviewing the demand for the betterment tax, including with respect to its duty to bear the levy, in whole or in part, on the level of the contractual relations with the Israel Land Authority. It should be noted that the amount for a permit fee to be determined at the end of the proceedings may also affect the amount of the betterment tax the Company will be required to pay to the Planning Committee.

The Company believes that the final amount of the permit fee and the betterment tax that it will be required to pay is expected to be low and possibly even lower than the total amount of the requirements.

If the Company is required to pay the full amount of the betterment tax and the full amount of the demand for the permit fee, then the capital gain to be recorded in its financial statements is expected to amount to NIS 250 million. The Company is expected to record a capital gain on the date on which the conditions for recognition of the sale of the asset are fulfilled in accordance with accounting principles.

The real estate asset in the Sakia complex was presented as investment property. Investment property is initially measured at cost. In subsequent periods, investment property is measured at cost less accumulated depreciation.

8.	Contingent Liabilities

During the normal course of business, legal claims were filed against Group companies or there are pending claims against the Group (“in this section: “Legal Claims”).

In the opinion of the managements of the Group companies, based, among other things, on legal opinions as to the likelihood of success of the Legal Claims, the financial statements include adequate provisions of NIS 104 million, where provisions are required to cover the exposure arising from such Legal Claims.

In the opinion of the managements of the Group companies, the additional exposure (beyond these provisions) as at June 30, 2018 for claims filed against Group companies on various matters and which are unlikely to be realized, amounted to NIS 6 billion. There is also additional exposure of NIS 3.3 billion for claims, the chances of which cannot yet be assessed.

In addition, motions for certification of class actions have been filed against the Group companies, for which the Group has additional exposure beyond the aforesaid, since the exact amount of the claim is not stated in the claim.

The amounts of the additional exposure in this note are linked to the CPI and are stated net of interest.

17

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2018 (Unaudited)

8.1	Following is a detailed description of the Group's contingent liabilities as at June 30, 2018, classified into groups with similar characteristics:

		Balance of provisions	Additional exposure	Exposure for claims that cannot yet be assessed
		(Unaudited)
Claims group	Nature of the claims	NIS million

Customer claims	Mainly motions for certification of class actions concerning contentions of unlawful collection of payment and impairment of the service provided by the Group companies.	64	3,868	1,467
Claims by enterprises and companies	Claims alleging liability of the Group companies in respect of their activities and/or the investments made in various projects.	8	2,009(1)	1,818 (2)
Claims of employees and former employees of Group companies	Mainly collective and individual claims filed by employees and former employees of the Group in respect of various payments and recognition of various salary components as components for calculation of payments to Group employees.	1	4	1
Claims by the State and authorities	Various claims by the State of Israel, government institutions and authorities (“the Authorities”). These are mainly procedures related to regulations relevant to the Group companies and financial disputes concerning monies paid by the Group companies to the Authorities (including property taxes).	31	28	-
Supplier and communication provider claims	Legal claims for compensation for alleged damage as a result of the supply of the service and/or the product.	-	102	1
Claims for punitive damages, real estate and infrastructure	Claims for alleged physical damage or damage to property caused by Group companies and in relation to real estate and infrastructure. The additional amount of exposure for punitive damages does not include claims for which the insurance coverage is not disputed.	-	68	-
Total legal claims against the Company and subsidiaries		104	6,079	3,287

(1)	Including exposure of NIS 2 billion for a motion for certification as a class action filed by a shareholder against the Company and officers in the Company, referring to alleged reporting omissions by the Company regarding the wholesale market and the reduction of interconnect fees, which the plaintiff estimates at NIS 1.1 billion or NIS 2 billion (depending on the method used to calculate the damage).

(2)	Two motions for certification of a class action amounting to a total of NIS 1.8 billion, filed in June 2017 against the Company, officers in the Group and companies in the group of the Company’s controlling shareholders regarding the transaction for the Company’s acquisition of DBS shares from Eurocom DBS Ltd. In accordance with the court's decision, a joint motion is expected to be filed instead of these two motions. At the request of the Attorney General, the procedure was stayed, at this stage, until August 22, 2018. On August 21, 2018, the Attorney General requested to update the court again by December 31, 2018 of the possibility of advancing the proceeding. A court ruling has not yet been handed down.

8.2	See Notes 17.2 to 17.4 to the Annual Financial Statements regarding additional proceedings against the Group companies and officers.

9.	Equity

9.1	On April 26, 2018, the general meeting of the Company's shareholders approved the distribution of a cash dividend of NIS 368 million to the Company's shareholders (following the recommendation of the Company's Board of Directors of March 28, 2018). The dividend was paid on May 10, 2018.

18

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2018 (Unaudited)

9.2	On August 22, 2018, the Company's Board of Directors decided to recommend to the general meeting of the Company’s shareholders to distribute a cash dividend to shareholders in the amount of NIS 318 million for the profits of the first half of 2018 (70% of the net profit for the first half of 2018). As at the approval date of the financial statements, the dividend has not yet been approved by the general meeting.

10.	Revenues

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2018	2017	2018	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Domestic fixed-line communication (Bezeq Fixed-Line)
Internet - infrastructure	766	737	386	367	1,488
Fixed-line telephony	580	634	286	311	1,255
Transmission and data communication	387	392	191	193	775
Cloud and digital services*	128	113	66	57	230
Other services	111	109	57	54	205
	1,972	1,985	986	982	3,953
Cellular telephony - Pelephone
Cellular services and terminal equipment	848	864	428	439	1,743
Sale of terminal equipment	352	372	164	181	757
	1,200	1,236	592	620	2,500

Multi-channel television - DBS	750	840	375	416	1,650

International communications, ISP, and NEP services - Bezeq International	664	752	325	394	1,467

Others	108	103	55	51	219

	4,694	4,916	2,333	2,463	9,789

*	Cloud and digital services were reclassified and presented separately to reflect the change in the mix of revenues in fixed-line domestic communications.

19

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2018 (Unaudited)

11.	General and Operating and Expenses

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2018	2017	2018	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Terminal equipment and materials	360	432	171	230	855
Interconnectivity and payments to domestic and international operators	388	402	196	206	805
Maintenance of buildings and sites*	139	285	68	138	595
Marketing and general	291	278	146	134	636
Content services	325	323	169	162	584
Services and maintenance by sub-contractors	139	131	68	64	260
Vehicle maintenance	37	81	20	39	156
	1,679	1,932	838	973	3,891

*	See Note 3.1 for information about early implementation of IFRS 16, Leases.

12.	Other Operating Expenses (Income), Net

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2018	2017	2018	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Provision for severance pay in voluntary redundancy	93	12	81	12	23
Capital gains (mainly for disposal of real estate)	(6)	(19)	(5)	(13)	(66)
Others	20	2	8	-	24
Loss from impairment of goodwill	-	-	-	-	87
Total operating expenses (income), net	107	(5)	84	(1)	68

20

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2018 (Unaudited)

13.	Financial Instruments

13.1	Fair value

13.1.1	Financial instruments at fair value for disclosure purposes only

The table below shows the differences between the carrying amount and the fair value of financial liabilities. The methods used to estimate the fair values of financial instruments are described in Note 29.8 to the Annual Financial Statements.

	June 30, 2018		June 30, 2017		December 31, 2017
	Carrying amount (including accrued interest)	Fair value	Carrying amount (including accrued interest)	Fair value	Carrying amount (including accrued interest)	Fair value
	(Unaudited)		(Unaudited)		(Audited)
	NIS million		NIS million		NIS million
Loans from banks and institutions (unlinked)	4,689	4,839	3,648	3,826	4,436	4,693
Debentures issued to the public (CPI-linked)	4,096	4,293	4,127	4,297	4,088	4,338
Debentures issued to the public (unlinked)	1,646	1,658	1,668	1,687	1,649	1,745
Debentures issued to financial institutions (CPI-linked)	13	13	212	214	15	17
Debentures issued to financial institutions (unlinked)	252	268	353	383	302	326
	10,696	11,071	10,008	10,407	10,490	11,119

13.1.2	Fair value hierarchy

The table below presents an analysis of the financial instruments measured at fair value, with details of the evaluation method. The methods used to estimate the fair value are described in Note 29.7 to the Annual Financial Statements.

	June 30, 2018	June 30, 2017	December 31, 2017
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Level 1: Investment in marketable securities at fair value through profit or loss	9	19	14
Level 2: forward contracts	(157)	(185)	(212)
Level 3: contingent consideration for a business combination	25	56	43

21

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2018 (Unaudited)

14.	Segment Reporting

14.1	Operating segments

	Six months ended June 30, 2018 (Unaudited):
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	1,972	1,200	663	750	109	-	4,694
Inter-segment revenues	155	21	25	-	7	(208)	-
Total revenues	2,127	1,221	688	750	116	(208)	4,694

Depreciation and amortization	415	317	88	158	11	73	1,062

Segment results – operating profit (loss)	860	4	64	(18)	(13)	(64)	833
Financing expenses	254	10	8	15	1	(32)	256
Financing income	(14)	(27)	(1)	(25)	-	29	(38)
Total financing expenses (income), net	240	(17)	7	(10)	1	(3)	218

Segment profit (loss) after financing expenses, net	620	21	57	(8)	(14)	(61)	615
Share in losses of associates	-	-	-	-	(2)	-	(2)
Segment profit (loss) before income tax	620	21	57	(8)	(16)	(61)	613
Income tax	155	5	13	1	-	(16)	158
Segment results – net profit (loss)	465	16	44	(9)	(16)	(45)	455

Segment assets*	9,418	4,102	1,313	1,575	188	418	17,014
Investment in associates	-	-	5	-	(7)	11	9
Goodwill	-	-	6	-	10	1,322	1,338
Segment liabilities*	14,467	1,396	538	814	94	(1,205)	16,104

*	Segment assets and liabilities include the right-of-use assets and liabilities for leases, due to early adoption of IFRS 16, Leases, as described in Note 3.1.

22

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2018 (Unaudited)

14.	Segment Reporting (contd.)

14.1	Operating segments (contd.)

	Six months ended June 30, 2017 (Unaudited):
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	1,986	1,236	752	840	102	-	4,916
Inter-segment revenues	150	24	39	-	9	(222)	-
Total revenues	2,136	1,260	791	840	111	(222)	4,916

Depreciation and amortization	357	193	66	141	10	85	852

Segment results – operating profit (loss)	1,009	35	94	101	(14)	(86)	1,139
Financing expenses	186	-	4	72	1	(17)	246
Financing income	(12)	(28)	(1)	(13)	(6)	17	(43)
Total financing expenses (income), net	174	(28)	3	59	(5)	-	203

Segment profit (loss) after financing expenses, net	835	63	91	42	(9)	(86)	936
Share in losses of associates	-	-	-	-	(4)	-	(4)
Segment profit (loss) before income tax	835	63	91	42	(13)	(86)	932
Income tax	199	13	22	174	-	(184)	224
Segment results – net profit (loss)	636	50	69	(132)	(13)	98	708

23

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2018 (Unaudited)

14.	Segment Reporting (contd.)

14.1	Operating segments (contd.)

	Three months ended June 30, 2018 (Unaudited):
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	986	592	325	375	55	-	2,333
Inter-segment revenues	78	10	11	-	4	(103)	-
Total revenues	1,064	602	336	375	59	(103)	2,333

Depreciation and amortization	211	159	45	79	5	38	537

Segment results – operating profit (loss)	387	2	30	(17)	(5)	(26)	371
Financing expenses	127	7	4	4	1	(14)	129
Financing income	(8)	(13)	-	(11)	1	12	(19)
Total financing expenses (income), net	119	(6)	4	(7)	2	(2)	110

Segment profit (loss) after financing expenses, net	268	8	26	(10)	(7)	(24)	261
Share in losses of associates	-	-	-	-	(1)	-	(1)
Segment profit (loss) before income tax	268	8	26	(10)	(8)	(24)	260
Income tax	66	1	6	-	-	(8)	65
Segment results – net profit (loss)	202	7	20	(10)	(8)	(16)	195

24

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2018 (Unaudited)

14.	Segment Reporting (contd.)

14.1	Operating segments (contd.)

	Three months ended June 30, 2017 (Unaudited):
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	983	620	394	416	50	-	2,463
Inter-segment revenues	75	12	13	-	5	(105)	-
Total revenues	1,058	632	407	416	55	(105)	2,463

Depreciation and amortization	177	99	33	71	6	38	424

Segment results – operating profit (loss)	496	30	45	49	(8)	(39)	573
Financing expenses	89	-	1	36	1	(7)	120
Financing income	(7)	(14)	-	(4)	(6)	13	(18)
Total financing expenses (income), net	82	(14)	1	32	(5)	6	102

Segment profit (loss) after financing expenses, net	414	44	44	17	(3)	(45)	471
Share in losses of associates	-	-	-	-	(2)	-	(2)
Segment profit (loss) before income tax	414	44	44	17	(5)	(45)	469
Income tax	97	10	11	168	-	(175)	111
Segment results – net profit (loss)	317	34	33	(151)	(5)	130	358

25

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2018 (Unaudited)

14.	Segment Reporting (contd.)

14.1	Operating segments (contd.)

	Year ended December 31, 2017 (Audited)
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	3,953	2,500	1,466	1,650	220	-	9,789
Inter-segment revenues	291	46	71	-	17	(425)	-
Total revenues	4,244	2,546	1,537	1,650	237	(425)	9,789

Depreciation and amortization	728	383	135	285	20	164	1,715

Segment results – operating profit (loss)	1,971	72	174	163	(20)	(250)	2,110
Financing expenses	439	3	12	81	-	(58)	477
Financing income	(36)	(54)	(4)	(10)	(5)	49	(60)
Total financing expenses (income), net	403	(51)	8	71	(5)	(9)	417

Segment profit (loss) after financing expenses, net	1,568	123	166	92	(15)	(241)	1,693
Share in profits (losses) of associates	-	-	-	-	(4)	(1)	(5)
Segment profit (loss) before income tax	1,568	123	166	92	(19)	(242)	1,688
Income tax	396	28	39	336	-	(346)	453
Segment results – net profit (loss)	1,172	95	127	(244)	(19)	104	1,235

Segment assets	9,086	3,271	1,199	1,502	174	269	15,501
Investment in associates	-	-	5	-	(6)	11	10
Goodwill	-	-	6	-	10	1,322	1,338
Segment liabilities	13,901	536	410	1,154	64	(1,360)	14,705
Investments in fixed assets and intangible assets	851	331	169	237	19	-	1,607

26

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2018 (Unaudited)

14.2	Adjustment of profit or loss for reporting segments

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2018	2017	2018	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Operating profit for reporting segments	910	1,239	402	620	2,380
Financing expenses, net	(218)	(203)	(110)	(102)	(417)
Amortization of surplus cost for intangible assets and others	(64)	(85)	(26)	(38)	(250)
Share in losses of associates	(2)	(4)	(1)	(2)	(5)
Loss for operations classified in other categories and other adjustments	(13)	(15)	(5)	(9)	(20)
Income before taxes on income	613	932	260	469	1,688

	June 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
	NIS million	NIS million
Assets
Assets from reporting segments	16,419	15,069
Assets attributable to operations in other categories	191	178
Goodwill not attributable to an operating segment	1,322	1,322
Surplus cost not attributable to an operating segment	1,616	1,636
Less inter-segment assets and other adjustments	(1,187)	(1,356)
Consolidated assets	18,361	16,849

Liabilities
Liabilities from reporting segments	17,215	16,001
Liabilities attributable to operations in other categories	94	64
Less inter-segment liabilities	(1,205)	(1,360)
Consolidated liabilities	16,104	14,705

27

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2018 (Unaudited)

15.	Additional Significant Events in the Reporting Period

15.1	The Company's Board of Directors approved an early retirement plan in 2018 at a cost of NIS 90 million. The retirement plan is for the early retirement of 75 employees, in accordance with the terms of the valid collective agreement. In its financial statements for the first half of 2018, the Company recorded expenses in the amount of NIS 90 million, of which NIS 80 million was for the second quarter.

15.2	Further to Note 13.3.4 to the Annual Financial Statements regarding the terms that the Company undertook for the loans and debentures, on April 22, 2018, a liquidation order was issued for Eurocom Communications Ltd. (which came into effect on May 3, 2018) and as part of the liquidation ruling, the court clarified that the ruling does not derogate from the control permit in the Company. The ruling to liquidate Eurocom Communications has no implications on the Company's debentures and loans.

15.3	Further to Note 28.6 to the Annual Financial Statements regarding the Company's insurance policy for directors and officers liability in the Company and its subsidiaries, on May 21, 2018, the general meeting of the Company's shareholders approved an amendment to the Company's compensation policy according to which the annual premium for officers insurance in the Company will not exceed USD 1 million, with a deductible of up to USD 1 million.

15.4	For information about the undertaking to issue Debentures (Series 9) of the Company in 2018 and the raising of debt in March 2018 in the amount of NIS 320 million, see Note 13.6 to the Annual Financial Statements.

28

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2018 (Unaudited)

16.	Condensed Financial Statements of Pelephone, Bezeq International, and DBS

16.1	Pelephone Communications Ltd.

Selected data from the statement of financial position

	June 30, 2018	June 30, 2017	December 31, 2017
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	931	1,225	1,128
Non-current assets	3,171	2,119	2,143
Total assets	4,102	3,344	3,271
Current liabilities	655	474	442
Long-term liabilities	741	95	94
Total liabilities	1,396	569	536
Equity	2,706	2,775	2,735
Total liabilities and equity	4,102	3,344	3,271

Selected data from the statement of income

	Six months ended June 30		Three months ended June 30		Year ended December 31,
	2018	2017	2018	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from services	869	884	438	449	1,782
Revenues from sales of terminal equipment	352	376	164	183	764
Total revenues from services and sales	1,221	1,260	602	632	2,546
Cost of services and sales	1,054	1,082	523	529	2,171
Gross profit	167	178	79	103	375
Selling and marketing expenses	118	100	56	51	215
General and administrative expenses	45	43	21	22	88
	163	143	77	73	303

Operating profit	4	35	2	30	72
Financing expenses	10	-	7	-	3
Financing income	(27)	(28)	(13)	(14)	(54)
Financing income, net	(17)	(28)	(6)	(14)	(51)

Profit before income tax	21	63	8	44	123
Income tax	5	13	1	10	28
Profit for the period	16	50	7	34	95

29

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2018 (Unaudited)

16.2	Bezeq International Ltd.

Selected data from the statement of financial position

	June 30, 2018	June 30, 2017	December 31, 2017
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	434	523	490
Non-current assets	890	711	720
Total assets	1,324	1,234	1,210
Current liabilities	302	310	295
Long-term liabilities	236	112	115
Total liabilities	538	422	410
Equity	786	812	800
Total liabilities and equity	1,324	1,234	1,210

Selected data from the statement of income

	Six months ended June 30		Three months ended June 30		Year ended December 31,
	2018	2017	2018	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from services	688	791	336	407	1,537
Operating expenses	463	546	225	288	1,058
Gross profit	225	245	111	119	479
Selling and marketing expenses	102	94	52	46	187
General and administrative expenses	58	56	30	27	115
Other expenses (income), net	1	1	(1)	1	3
	161	151	81	74	305

Operating profit	64	94	30	45	174
Financing expenses	8	4	4	1	12
Financing income	(1)	(1)	-	-	(4)
Financing expenses, net	7	3	4	1	8

Profit before income tax	57	91	26	44	166
Income tax	13	22	6	11	39
Profit for the period	44	69	20	33	127

30

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2018 (Unaudited)

16.3	DBS Satellite Services (1998) Ltd.

Selected data from the statement of financial position

	June 30, 2018	June 30, 2017	December 31, 2017
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	251	502	269
Non-current assets	1,324	1,408	1,233
Total assets	1,575	1,910	1,502
Current liabilities	644	976	804
Long-term liabilities	170	474	350
Total liabilities	814	1,450	1,154
Equity	761	460	348
Total liabilities and equity	1,575	1,910	1,502

Selected data from the statement of income

	Six months ended June 30		Three months ended June 30		Year ended December 31,
	2018	2017	2018	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from services	750	840	375	416	1,650
Operating expenses	649	628	331	313	1,260
Gross profit	101	212	44	103	390
Selling and marketing expenses	66	64	31	29	131
General and administrative expenses	53	47	30	25	96
	119	111	61	54	227

Operating profit (loss)	(18)	101	(17)	49	163
Financing expenses	15	72	4	36	81
Financing income	(25)	(13)	(11)	(4)	(10)
Financial expenses (income), net	(10)	59	(7)	32	71

Profit (loss) before income tax	(8)	42	(10)	17	92
Income tax	1	174	-	168	336
Loss for the period	(9)	(132)	(10)	(151)	(244)

31